MAILED MATERIALS TO STOCKHOLDERS

PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE

SURVEY OF INSTITUTIONAL INVESTORS RANKS PHILLIPS 66 LAST

EFFECTIVENESS OF CEO	MANAGEMENT'S TRACK RECORD OF OPERATIONAL EXECUTION	CAPITAL ALLOCATION STRATEGY	DELIVERING AGAINST VALUE-CREATION AGENDA









Investors see Phillips 66's CEO, Mark Lashier, as ineffective.

On a scale of 1-5, where 1 is very ineffective and 5 is very effective, how would you rate the effectiveness of each CEO?

Investors poorly rate Phillips 66 management's operational execution.

On a scale of 1-5, where 1 is very ineffective and 5 is very effective, how would you rate each management team's track record of operational execution?

Investors call Phillips 66's capital-allocation strategy unattractive.

On a scale of 1 to 5, where 1 is not at all optimal and 5 is very optimal, how would you rate the capital-allocation strategy of each of the following companies?

Investors view Phillips 66 as meaningfully underperforming peers in delivering against their value-creation agenda.

On a scale of 1 to 5, where 1 is very ineffective and 5 is very effective, how effective do you believe each company has been on delivering against their value-creation agenda?

After years of Phillips 66's (NYSE: PSX) stock underperformance and operational missteps, the investor community is fed up with its strategy and leadership – even as it gives high marks to the Company's collection of strong assets and enviable competitive positioning.

Don't just take our word for it. Elliott recently commissioned a third-party survey of institutional investors – capturing more than 60% of Phillips 66's institutionally owned shares outstanding[1] – to determine whether our fellow investors are as frustrated as we are with Phillips 66's performance, leadership and governance.

They are. The survey found that investors rank Phillips 66 last among its peers on operational execution, CEO effectiveness, capital-allocation strategy and overall delivery against its value-creation agenda. These challenges are reflected in the Company's share price, which has lagged its closest peers Valero Energy and Marathon Petroleum by -138% and -188%, respectively, over the past decade.[2]

Elliott has a clear plan to simplify Phillips 66's inefficient conglomerate structure and unlock trapped value not reflected in the stock price today. Our "Streamline 66" plan calls for the Company to sell or spin off its midstream business and non-core assets to focus on refining. A thorough review of refining operations would help restore cost discipline and the best-in-class performance that Phillips 66 was once known for.

Shareholders say they're frustrated with Phillips 66's underperformance and management's failure to hit their financial and operational targets, despite repeatedly claiming success.

Investors clearly support bold action at Phillips 66. They need results, not more empty rhetoric:

> " *In their own words, they do have a clearly defined strategic direction, and you can talk the talk, but you might not walk the walk...**They are clearly not walking the walk. At all.***
> – Phillips 66 Shareholder A

> " *Looking at [Phillips 66's] strategic direction, **significant divestment and cleaning up of operations would be certainly beneficial**. Getting back into what they do best, which is integrated refining.*
> – Phillips 66 Shareholder B

> " *What can they do now that will help them longer-term? In terms of execution, **I want them to have a much more independent board...I want them to continue divesting. I don't want them to have a conglomerate discount...** They just have too many unrelated businesses, and I think that's just not good for them longer-term.*
> – Phillips 66 Shareholder C

---

[1] Third-party survey conducted as of March 2025. Percentage based on analysis performed by Elliott's proxy solicitation firm, equivalent to 44.3% of total outstanding shares.

[2] Total Shareholder Return per Bloomberg, ending on 2/7/25.
   Note: Emphasis added in quotations.

INVESTORS SEE POTENTIAL, BUT THE RIGHT PLAN NEEDS THE RIGHT PEOPLE

Elliott sees a path to a significantly higher Phillips 66 share price – but Company leadership needs to act. Unfortunately, shareholders doubt the current Board and management team's appetite or ability to do what needs to be done. This management overhang detracts from otherwise positive perceptions of Phillips 66 and the assets in its portfolio. Investors like what's under the hood and see potential for substantial gains from Phillips 66 stock.

> *The biggest issue for Phillips, in my opinion, is that* ***they are not at all focused on creating shareholder value.*** *They are focused on status quo.*
>
> – Phillips 66 Shareholder D

> *Look at the performance. They have issue after issue after issue.* ***It's not a question of the management is the problem...Look, they have a management problem.*** *I don't know any other investor who doesn't think that is true.*
>
> – Phillips 66 Shareholder E

> ***There is definitely a lot of upside.*** *Their market position is pretty good. Despite financial challenges that they have been facing, they remain a very key player...* ***So as long as they handle their strategic directions and improve their cost performance, they should do well.***
>
> – Phillips 66 Shareholder F

The "Streamline 66" plan calls for adding new independent directors to Phillips 66's Board to help deliver greater accountability and reverse the Company's underperformance. Elliott and other investors' positive view of Phillips 66's potential seems at odds with the Company's own management, which has talked down the value of the stock and repeatedly pushed the flawed status quo.

Former energy investor and independent GOLD proxy card nominee Stacy Nieuwoudt summed it up on a recent episode of the "Streamline 66" podcast:

> ***Investors have been overwhelmingly supportive of this campaign***...*I've been covering the [energy industry] for over 20 years, I've attended thousands of meetings with management teams. I've never had a management team suggest to me that their stock was fully valued. That just inherently highlights the disconnect between the investor mindset and the management.*
>
> – **Stacy Nieuwoudt**, Streamline 66 Podcast



Scan the QR code for Stacy's Streamline 66 Podcast Episode



STREAMLINE 66 GOLD PROXY CARD
ELLIOTT NOMINEES
FOR
WITHHOLD
OPPOSED PHILLIPS 66 NOMINEES
PROPOSALS

THE PATH FORWARD

Shareholders can act today by voting on the **GOLD** proxy card to elect all four of Elliott's nominees to the Phillips 66 Board of Directors. Stacy Nieuwoudt, Brian Coffman, Sigmund Cornelius and Michael Heim would bring urgently needed expertise, new perspectives, and a willingness to enact bold changes to the Company's boardroom.



Scan the QR code for more information on how to vote

ADDITIONAL INFORMATION

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

SOCIAL MEDIA POST



Streamline 66 ✓ @streamline66 · 3m  ···

Brian Coffman, Elliott nominee for Phillips 66's (NYSE: PSX) Board, on the #Streamline66 podcast: "I think [Phillips 66] employees are feeling a bit like second-class citizens, like the focus has been turned elsewhere in the recent years.." bit.ly/s66-x-o29

STREAMLINE 66
PODCAST

BRIAN S. COFFMAN

Former CEO of Motiva Enterprises
Former SVP of Refining at Andeavor

WEBSITE MATERIALS



ELLIOTT'S PLAN TO STREAMLINE PHILLIPS 66

VETERAN ENERGY EXECUTIVE GREGORY GOFF BACKS ELLIOTT'S PLAN TO UNLOCK VALUE AT PHILLIPS 66

Elliott is pleased to have the support and assistance of Phillips 66 shareholder and accomplished energy industry veteran Gregory Goff for our effort to boost shareholder value at Phillips 66.

[View Statement →]

←   • • •   →

YOUR VOTE MATTERS
VOTE YOUR SHARES TODAY

The Annual General Meeting of Phillips 66 (the "Company") shareholders is scheduled to be held virtually on May 21, 2025. You can vote your shares using one of the voting options listed below. Elliott urges you to use the **GOLD** universal proxy card or voting instruction form.

[How To Vote →]



STREAMLINE 66 GOLD PROXY CARD

ELLIOTT NOMINEES	FOR	WITHHOLD
Brian S. Coffman	✅	
Sigmund L. Cornelius	✅	
Michael A. Heim	✅	
Stacy D. Nieuwoudt	✅	

OPPOSED PHILLIPS 66 NOMINEES

A. Nigel Hearne		❌
John E. Lowe		❌
Robert W. Pease		❌
Howard L. Ungerleider		❌

PROPOSALS

✅ Strong recommendation to vote "FOR" Proposal 2
No recommendation with respect to Proposals 3, 4, 5
✅ Strong recommendation to vote "FOR" Proposal 6

ELLIOTT'S LETTER TO

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

Dear Fellow Phillips 66 Shareholder:

We are writing to you as fellow investors in Phillips 66 (NYSE: PSX) (the "Company"), an energy conglomerate that is falling well short of its potential and is in urgent need of a new direction.

We believe that with resolute and decisive action, Phillips 66 is primed to deliver far greater returns for its shareholders than it has over the past decade. The purpose of this letter is to seek your support for an upgraded Board of Directors that is committed to achieving the performance that shareholders demand and deserve. Your vote on the enclosed **Gold Card** will set in motion a clear plan to improve Phillips 66's operating performance, strengthen Board accountability and increase the value of your investment.

Read Full Letter Here →



ELLIOTT'S STREAMLINE 66 PRESENTATION

February 11, 2025

Download Presentation →

NOMINEES

Elliott has nominated four highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. Elliott's director nominees are as follows.



Brian S. Coffman

Former CEO of **Motiva Enterprises**
Former SVP of Refining at **Andeavor**



Sigmund L. Cornelius

Former SVP and CFO of **ConocoPhillips**



Michael A. Heim

One of the founders and former President and COO of **Targa Resources**



Stacy D. Nieuwoudt

Former Energy and Industrials Analyst at **Citadel**

MATERIALS







Press Releases

ELLIOTT RELEASES THIRD-PARTY SURVEY RESULTS FINDING THAT PHILLIPS 66 SHAREHOLDERS RANK THE COMPANY LAST IN OPERATIONS, CEO EFFECTIVENESS AND VALUE CREATION

April 16, 2025

Press Releases

ELLIOTT RELEASES SECOND EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE STACY NIEUWOUDT

April 15, 2025

Press Releases

VETERAN ENERGY EXECUTIVE GREGORY GOFF BACKS ELLIOTT'S PLAN TO UNLOCK VALUE AT PHILLIPS 66

April 9, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →















STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



PRESS RELEASES



Press Releases

ELLIOTT RELEASES THIRD-PARTY SURVEY RESULTS FINDING THAT PHILLIPS 66 SHAREHOLDERS RANK THE COMPANY LAST IN OPERATIONS, CEO EFFECTIVENESS AND VALUE CREATION

April 16, 2025



Press Releases

ELLIOTT RELEASES SECOND EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE STACY NIEUWOUDT

April 15, 2025



Press Releases

VETERAN ENERGY EXECUTIVE GREGORY GOFF BACKS ELLIOTT'S PLAN TO UNLOCK VALUE AT PHILLIPS 66

April 9, 2025



Press Releases

ELLIOTT LAUNCHES "STREAMLINE 66" PODCAST FEATURING 1:1 CONVERSATIONS WITH ITS BEST-IN-CLASS DIRECTOR NOMINEES

April 8, 2025



Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS AND MAILS DEFINITIVE PROXY MATERIALS OUTLINING WHY BOARD CHANGE IS NEEDED AT PHILLIPS 66

April 3, 2025



Press Releases

ELLIOTT TAKES LEGAL ACTION TO PROTECT THE RIGHTS OF PHILLIPS 66 STOCKHOLDERS

March 25, 2025




Press Releases

ELLIOTT ANNOUNCES DIRECTOR CANDIDATES FOR THE BOARD OF PHILLIPS 66

March 4, 2025



Press Releases

ELLIOTT SENDS LETTER AND PRESENTATION TO THE BOARD OF PHILLIPS 66

February 11, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →





STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information



Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE

SURVEY OF INSTITUTIONAL INVESTORS RANKS PHILLIPS 66 LAST



EFFECTIVENESS OF CEO

**INVESTORS SEE PHILLIPS 66'S CEO, MARK LASHIER, AS INEFFECTIVE.
AS INEFFECTIVE.**

On a scale of 1-5, where 1 is very ineffective and 5 is very effective, how would you rate the effectiveness of each CEO?

MANAGEMENT'S TRACK RECORD OF OPERATIONAL EXECUTION

INVESTORS POORLY RATE PHILLIPS 66 MANAGEMENT'S OPERATIONAL EXECUTION.

On a scale of 1-5, where 1 is very ineffective and 5 is very effective, how would you rate each management team's track record of operational execution?

CAPITAL-ALLOCATION STRATEGY

INVESTORS CALL PHILLIPS 66'S CAPITAL-ALLOCATION STRATEGY UNATTRACTIVE.

On a scale of 1 to 5, where 1 is not at all optimal and 5 is very optimal, how would you rate the capital-allocation strategy of each of the following companies?

DELIVERING AGAINST VALUE-CREATION AGENDA

INVESTORS VIEW PHILLIPS 66 AS MEANINGFULLY

INVESTORS VIEW PHILLIPS 66 AS MEANINGFULLY UNDERPERFORMING PEERS IN DELIVERING AGAINST ITS VALUE-CREATION AGENDA.

On a scale of 1 to 5, where 1 is very ineffective and 5 is very effective, how effective do you believe each company has been on delivering against their value-creation agenda?



2.3
Valero
Marathon
Phillips 66

After years of Phillips 66's (NYSE: PSX) stock underperformance and operational missteps, the investor community is fed up with its strategy and leadership – even as it gives high marks to the Company's collection of strong assets and enviable competitive positioning.

Don't just take our word for it. Elliott recently commissioned a third-party survey of institutional investors – capturing more than 60% of Phillips 66's institutionally owned shares outstanding[1] – to determine whether our fellow investors are as frustrated as we are with Phillips 66's performance, leadership and governance.

They are. The survey found that investors rank Phillips 66 *last* among its peers on operational execution, CEO effectiveness, capital-allocation strategy and overall delivery against its value-creation agenda. These challenges are reflected in the Company's share price, which has lagged its closest peers Valero Energy and Marathon Petroleum by -138% and -188%, respectively, over the past decade.[2]

Elliott has a clear plan to simplify Phillips 66's inefficient conglomerate structure and unlock trapped value not reflected in the stock price today. Our "Streamline 66" plan calls for the Company to sell or spin off its midstream business and non-core assets to focus on refining. A thorough review of refining operations would help restore cost discipline and the best-in-class performance that Phillips 66 was once known for.

Shareholders say they're frustrated with Phillips 66's underperformance and management's failure to hit their financial and operational targets, despite repeatedly claiming success.

Investors clearly support bold action at Phillips 66. They need results, not more empty rhetoric:



> **"In their own words, they do have a clearly defined strategic direction, and you can talk the talk, but you might not walk the walk...They are clearly not walking the walk. At all."**
>
> – Phillips 66 Shareholder A

> **"Looking at [Phillips 66's] strategic direction, significant divestment and cleaning up of operations would be certainly beneficial. Getting back into what they do best, which is integrated refining."**
>
> – Phillips 66 Shareholder B



> "What can they do now that will help them longer-term? In terms of execution, I want them to have a much more independent board...I want them to continue divesting. I don't want them to have a conglomerate discount...They just have too many unrelated businesses, and I think that's just not good for them longer-term."
>
> – Phillips Shareholder C

INVESTORS SEE POTENTIAL, BUT THE RIGHT PLAN NEEDS THE RIGHT PEOPLE

Elliott sees a path to a significantly higher Phillips 66 share price – but Company leadership needs to act. Unfortunately, shareholders doubt the current Board and management team's appetite or ability to do what needs to be done. This leadership deficit detracts from otherwise positive perceptions of Phillips 66 and the assets in its portfolio. Investors like what's under the hood and see potential for substantial gains from Phillips 66 stock.



> "The biggest issue for Phillips, in my opinion, is that they are not at all focused on creating shareholder value. They are focused on status quo."
>
> – Phillips 66 Shareholder D

> "Look at the performance. They have issue after issue after issue. It's not a question of the management is the problem... Look, they have a management problem. I don't know any other investor who doesn't think that is true."
>
> – Phillips Shareholder E



> "There is definitely a lot of upside. Their market position is pretty good. Despite financial challenges that they have been facing, they remain a very key player...So as long as they handle their strategic directions and improve their cost performance, they should do well."
>
> – Phillips 66 Shareholder F

The "Streamline 66" plan calls for adding new independent directors to Phillips 66's Board to help

strengthen accountability and reverse the Company's underperformance. Elliott and other investors' positive view of Phillips 66's potential seems at odds with views expressed by the Company's own management, which has talked down the value of the stock and repeatedly defended a broken status quo.

Former energy investor and independent **GOLD** proxy card nominee Stacy Nieuwoudt summed it up on a recent episode of the "Streamline 66" podcast:

"Investors have been overwhelmingly supportive of this campaign...I've been covering the [energy industry] for over 20 years, I've attended thousands of meetings with management teams. I've never had a management team suggest to me that their stock was fully valued. That just inherently highlights the **disconnect between the investor mindset and the management."**

– Stacy Nieuwoudt, Streamline 66 Podcast

Listen to Stacy's Podcast Episode →

[1]Third-party survey conducted as of March 2025. Percentage based on analysis performed by Elliott's proxy solicitation firm, equivalent to 44.3% of total outstanding shares.
[2]Total Shareholder Return per Bloomberg, ending on 2/7/25.

Note: Emphasis added in quotations.

THE PATH FORWARD

Shareholders can act today by voting on the **GOLD** proxy card to elect all four of Elliott's nominees to the Phillips 66 Board of Directors. Stacy Nieuwoudt, Brian Coffman, Sigmund Cornelius and Michael Heim would bring urgently needed expertise, new perspectives, and a willingness to enact bold changes to the Company's boardroom.

How To Vote →



















STREAMLINE 66 GOLD PROXY CARD
ELLIOTT NOMINEES
FOR
WITHHOLD
Brian S. Coffman
Sigmund L. Cornelius
Michael A. Heim
Stacy D. Nieuwoudt
OPPOSED PHILLIPS 66 NOMINEES
A. Nigel Hearne
John E. Lowe
Robert W. Pease
Howard L. Ungerleider
PROPOSALS
Strong recommendation to vote "FOR" Proposal 2
No recommendation with respect to Proposals 3, 4, 5
Strong recommendation to vote "FOR" Proposal 6

STREAMLINE 66

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information





STREAMLINE 66

Home | Nominees | Podcast | Materials | About Elliott | Contact | How To Vote

KEY ISSUES

THE ISSUES AT STAKE FOR PHILLIPS 66

Explore the key issues driving the Streamline 66 campaign – where Phillips 66 went wrong, how the Company can regain its industry-leading position and boost returns, and what shareholders need to do to enact positive change.



PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE
SURVEY OF INSTITUTIONAL INVESTORS RANKS PHILLIPS 66 LAST

Read More →



PHILLIPS 66: POOR ASSETS OR POOR LEADERSHIP?
PHILLIPS 66 POSSESSES HIGH-QUALITY ASSETS, BUT THESE ASSETS TODAY LACK FOCUSED LEADERSHIP CAPABLE OF MAXIMIZING THEIR VALUE, COSTING SHAREHOLDERS DEARLY

Read More →



YOUR VOTE MATTERS, NO MATTER HOW MANY SHARES YOU OWN
VOTE YOUR SHARES
REGISTERED HOLDERS: FOUR WAYS TO CAST YOUR VOTE

Read More →



A SHOCKING LACK OF AMBITION
PHILLIPS 66 LEADERSHIP IS WILLING TO UNDERMINE ITS OWN STOCK PRICE IN PURSUIT OF SELF-PRESERVATION



Read More →

STREAMLINE 66

Privacy Policy | Disclaimer



Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other

relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

